Exhibit 99.1

Missfresh Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, Nov. 01, 2022 (GLOBE NEWSWIRE)―Missfresh Limited (Nasdaq: MF) (“Missfresh” or the “Company”), an innovator in China’s neighborhood retail industry, today announced that it has received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”) dated October 31, 2022, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, Missfresh received a notification letter (the “Deficiency Notice”) from the Nasdaq dated June 2, 2022 indicating that the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of $1.00 required for continued listing under the Nasdaq Listing Rule 5450(a)(1) for 30 consecutive business days. According to the Deficiency Notice, if at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is at least $1.00 for a minimum of ten consecutive business days, the Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 10 consecutive business days from October 17 to October 28, 2022, and the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: adverse changes in general economic or market conditions; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which Missfresh or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; impact of the COVID-19 pandemic; natural disasters and geopolitical events; and intensity of competition. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com